Explanation of Responses

(1)
As previously disclosed on Statement Of Changes In Beneficial Ownership on Form 4 filed with the Securities and Exchange Commission (the "SEC") on January 26, 2021, Innoviva Strategic Opportunities LLC ("Innoviva Sub"), a Delaware limited liability company and a wholly-owned subsidiary of Innoviva, Inc. ("Innoviva" and, together with Innoviva Sub, the "Reporting Persons"), entered into that certain Securities Purchase Agreement (the "Purchase Agreement") with Armata Pharmaceuticals, Inc., a Washington corporation (the "Issuer"), pursuant to which Innoviva Sub acquired 1,867,912 newly issued shares of common stock, $0.01 par value per share, of the Issuer ("Common Stock") and warrants ("Warrants") to purchase 1,867,912 additional shares of Common Stock, with an exercise price per share of $3.25. The Purchase Agreement contemplated issuance of 4,285,935 additional shares of Common Stock and Warrants to acquire 4,285,935 additional shares of Common Stock upon satisfaction of certain conditions, including the approval of the new issuance by the stockholders of the Issuer as required by applicable rules and regulations of New York Stock Exchange American ("Stockholder Approval"). The Issuer obtained Stockholder Approval of the new issuance on March 16, 2021. On March 17, 2021, the Issuer issued an additional 4,285,935 shares of Common Stock and Warrants to acquire 4,285,935 additional shares of Common Stock to Innoviva Sub.  In addition, pursuant to the transactions occurring in 2020, Innoviva is the direct beneficial owner of 8,710,800 shares of Common Stock and Warrants to purchase an additional 8,710,800 shares of Common Stock, with an exercise price of $2.87.

(2)
In 2020, Innoviva designated Odysseas Kostas, M.D. and Sarah Schlesinger, M.D., two of the members of the board of directors of Innoviva, to serve on the board of directors of the Issuer. As such, solely for purposes of Section 16 of the Exchange Act, the Reporting Persons may be deemed to be directors by deputization. For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the board of directors of the Issuer approved the acquisition of any direct or indirect pecuniary interest in any shares of Common Stock, including any shares of Common Stock underlying the Warrants, as a result of or in connection with the transactions reported on this Form 4.

(3)	See Statement Of Changes In Beneficial Ownership on Form 4 filed with the SEC on March 31, 2020.